SCRIPT FOR PROXY
                                ----------------

o    I am calling on behalf of the  Ehrenkrantz  Trust and EKN Asset  Management
     Group.

o We sent you a proxy asking you to vote to approve the sub advisory agreement with CFM Advisors.

o The Sub Adviser is a New York corporation formed in 1994 with offices in Melville, New York.

o    The Sub Adviser has been a registered investment adviser since 1999.
o The Sub Adviser acts as an investment adviser to numerous pension and profit sharing plans and high net worth individuals.

o The Sub Adviser will be responsible for the day-to-day portfolio management of the Trust.

o We would appreciate it if you would complete and return your proxy card as soon as possible. This would avoid additional proxy solicitation costs.

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